NO ACT

PE
12-30-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09013144

December 30, 2009

Ning Chiu
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Received SEC
DEC 3 0 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-30-09

Re: NYSE Euronext

Dear Ms. Chiu:

This is in regard to your letter dated December 30, 2009 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in NYX's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that NYX therefore withdraws its December 28, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Ning Chiu

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4908 tel
212 701 5908 fax
ning.chiu@davispolk.com

December 30, 2009

Re: NYSE Euronext –
Stockholder Proposal Submitted by United Brotherhood of Carpenters Pension Fund

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
(via email: shareholderproposals@sec.gov)

Ladies and Gentlemen:

In a letter dated December 28, 2009, we requested that the staff of the Office of Chief Counsel concur that NYSE Euronext ("NYX") could properly exclude from its proxy materials for its 2010 Annual Meeting of Shareholders a stockholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent").

Attached is a letter from the Proponent to NYX dated December 30, 2009, stating that the Proponent voluntarily withdraws the Proposal. See Exhibit A. In reliance on this letter, we hereby withdraw the December 28, 2009 no-action request relating to NYX's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

Please call the undersigned at (212) 450-4908 if you should have any questions or concerns in this regard.

Very truly yours,

Ning Chiu

Enclosures

cc w/ enc: Ms. Janet M. Kissane
Senior Vice President – Legal & Corporate
Secretary
Mr. Sudhir Bhattacharyya
Vice President – Legal
NYSE Euronext

Mr. Edward J. Durkin
(via email and fax)

Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 212-656-3939]

December 30, 2009

John K. Halvey
Group Executive Vice President & General Counsel
NYSE Euronext
11 Wall Street
New York, NY 10005

Dear Mr. Halvey:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdrawal the majority vote shareholder proposal submitted by the Fund to NYSE Euronext on October 30, 2009. The Fund's withdrawal is based on the representations in a Davis Polk letter to the Division of Corporation Finance dated December 28, 2009, that outlines the process the Board of Directors of NYSE Euronext intends to initiate to implement a majority vote standard in uncontested elections. We find these initiatives to be responsive to the Fund's proposal and commend the Board for its action.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair
Ning Chiu, Davis Polk & Wardwell LLP

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Ning Chiu

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4908 tel
212 701 5908 fax
ning.chiu@davispolk.com

December 28, 2009

Re: NYSE Euronext –
Stockholder Proposal Submitted by United Brotherhood of Carpenters Pension Fund

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
(via email: shareholderproposals@sec.gov)

Ladies and Gentlemen:

On behalf of NYSE Euronext ("NYX"), a Delaware corporation, and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), we are writing with respect to the stockholder proposal (the "Stockholder Proposal") submitted to NYX on October 30, 2009 by the United Brotherhood of Carpenters Pension Fund for inclusion in the proxy materials NYX intends to distribute in connection with its 2010 Annual Meeting of Stockholders (the "2010 Proxy Materials"). The Stockholder Proposal, its supporting statement and related correspondence are attached hereto as Exhibit A. We respectfully request confirmation that the staff of the Office of Chief Counsel of the Division of Corporation Finance will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8, NYX omits the Stockholder Proposal and supporting statement from its 2010 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being submitted to you no later than 80 days before NYX files its definitive 2010 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter and the related correspondence from the proponent to the Commission via email to shareholderproposals@sec.gov. In addition, pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the proponent as notification of NYX's intention to omit the Stockholder Proposal and supporting statement from its 2010 Proxy Materials. This letter constitutes NYX's statement of the reasons it deems the omission to be proper. We have been advised by NYX as to the factual matters set forth herein.

Background

The Stockholder Proposal states as follows:

> "**Resolved:** That the shareholders of NYSE Euronext ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

The Board of Directors of NYX (the "Board") intends to initiate the appropriate process necessary to amend NYX's Amended and Restated Bylaws (the "bylaws")[1] to amend the existing plurality voting standard and instead put in place a majority vote standard for uncontested director elections. There are no voting provisions related to the election of directors in NYX's Amended and Restated Certificate of Incorporation (the "charter").[2] The Board is expected to approve an amendment to the bylaws at its next meeting, which is scheduled for February 4, 2010. The amendment would specify that director nominees in uncontested elections would be elected by a majority of votes cast, meaning that the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election. Stockholders would also be entitled to abstain with respect to the election of any director. In accordance with Delaware law, abstentions would have no effect in determining whether the required affirmative majority vote had been obtained. Consistent with the supporting statement in the Stockholder Proposal, this amendment would also include policies and procedures adopted by the Board in the event that a director nominee does not receive a majority of votes cast in an uncontested election. The supporting statement indicates that "a majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors...We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard." Once this bylaw amendment has been duly approved by the Board, NYX intends to seek the necessary regulatory approval, as discussed below.

NYX operates several regulated entities, including the New York Stock Exchange ("NYSE"), a national securities exchange subject to Commission oversight, and the five European exchanges that comprise Euronext (the London International Financial Futures and Options Exchange and the Paris, Amsterdam, Brussels and Lisbon stock exchanges), which are regulated by national securities regulators in their home jurisdictions. Any proposed amendment to NYX's bylaws must either be (i) filed with, and approved by, the Commission and the European securities regulators or (ii) submitted to the boards of directors of NYX's regulated subsidiaries, any of which boards may determine that the proposed amendment must be filed with, and approved by, the Commission or such European securities regulators. NYX intends to submit the proposed bylaw amendment to the regulators for approval.

---

[1] The NYX bylaws are filed as Exhibit 3.1 to NYX's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and available at: http://www.sec.gov/Archives/edgar/data/1368007/000119312508235002/dex31.htm.

[2] The NYX charter is filed as Exhibit 3.1 to NYX's Registration Statement on Form S-8 (File No. 333-141869), filed on April 4, 2007, and available at: http://www.sec.gov/Archives/edgar/data/1368007/000110465907025677/a07-9785_1ex3d1.htm.

Since the Board will initiate the appropriate process necessary to amend NYX's governance documents to provide for director nominees to be elected by a majority vote standard in uncontested director elections, NYX has substantially implemented the Stockholder Proposal and may therefore omit it from its 2010 Proxy Materials in reliance upon Rule 14a-8(i)(10).

Analysis

Rule 14a-8(i)(10) provides that a company may exclude a stockholder proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission has stated, in interpreting the predecessor to this rule, that it was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). In this case, there is no reason to ask stockholders to vote on a resolution to urge the Board to take action that the Board is already taking.

A stockholder proposal need not be "fully effected" by a company in order to be excluded as substantially implemented. See SEC Release No. 34-40018 at n.30 and accompanying text (May 21, 1998); and SEC Release No. 34-20091 at § II.E.6. (August 16, 1983). Rather, substantial implementation under Rule 14a-8(i)(10) merely requires a company to satisfactorily address the "essential objective" of the proposal. See, e.g., *Anheuser-Busch Cos. Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *The Talbots, Inc.* (April 5, 2002).

In a number of instances, the staff has found a basis for excluding a stockholder proposal from a company's proxy statement under Rule 14a-8(i)(10) where the company has taken the steps necessary to specifically address the essential objectives of the stockholder proposal. See, e.g., *Oak Valley Bancorp* (March 25, 2009) (company instituted bylaw amendment to allow cumulative voting); *General Dynamics Corporation* (February 6, 2009) (board of directors approved a bylaw amendment to permit stockholders to call a special meeting of stockholders); see also, *Del Monte Foods Company* (June 3, 2009) and *NV Energy, Inc.* (March 11, 2009) (in each case, company submitted management proposal requesting shareholder approval to amend charter to declassify board of directors). NYX has initiated the appropriate process to amend the bylaws to provide for a majority vote standard in uncontested director elections, which is the purpose of the Stockholder Proposal. After approval by the Board of such amendment, it intends to seek regulatory approval for the proposed bylaw amendment. Accordingly, NYX has taken the necessary steps to implement the essential objectives of the Stockholder Proposal and may therefore omit it from the 2010 Proxy Materials under Rule 14a-8(i)(10).

The staff has also granted no-action relief under Rule 14a-8(i)(10) in cases where a company has taken some – but not all – of a proponent's requested action, even though implementation was not as expeditious as the proponent requested. In *Sempra Energy* (January 27, 2006), for example, the company's board of directors acted to implement a stockholder proposal to declassify the board by seeking stockholder approval to amend its charter, but was unable to effect an immediate transition to annual elections for all directors as requested by the proponent, because the board lacked authority under state law to shorten the terms of those directors already elected. See also, e.g., *Praxair, Inc.* (February 2, 2006); *Schering-Plough Corp.* (February 2, 2006); and *Northrop Grumman Corp.* (March 22, 2005) (in each case, concurring with the exclusion of a stockholder proposal to declassify a company's board of directors, where the board submitted a declassification proposal for stockholder approval which would be phased in over a multi-year period, even though the proponent requested a one-year implementation cycle).

NYX similarly lacks unilateral authority to implement a bylaw amendment for a majority vote standard in uncontested director elections, but consistent with the Stockholder Proposal the Board will be initiating the appropriate process to institute such a provision, including approving an amendment to the bylaws and thereafter seeking the required regulatory approval. Therefore, NYX has substantially implemented the Stockholder Proposal and may exclude it from its 2010 Proxy Materials under Rule 14a-8(i)(10). We respectfully request confirmation that the staff will not recommend enforcement action to the Commission if NYX proceeds on this basis.

If for any reason the Board does not approve the foregoing bylaw amendment prior to the 2010 Annual Meeting of Stockholders, NYX will include the Stockholder Proposal and supporting statement in its 2010 Proxy Materials.

If you have any questions or require further information, please call me at 212-450-4908 or contact me by email at ning.chiu@davispolk.com. Thank you for your attention to this matter.

Very truly yours,

Ning Chiu

Enclosures

cc w/ enc: Ms. Janet M. Kissane
Senior Vice President – Legal & Corporate Secretary
Mr. Sudhir Bhattacharyya
Vice President – Legal
NYSE Euronext

Mr. Edward J. Durkin
(via Federal Express and fax)

Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 212-656-3939]

October 30, 2009

John K. Halvey
Group Executive Vice President & General Counsel
NYSE Euronext
11 Wall Street
New York, NY 10005

Dear Mr. Halvey:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the NYSE Euronext ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the vote standard for director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 3,982 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of NYSE Euronext ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, a significant majority of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, Gannett, Marathon Oil, and Safeway have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. However, NYSE Euronext has responded only partially to the call for change, simply adopting a post-election director resignation policy that sets procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. The plurality vote standard remains in place.

We believe that a post-election director resignation policy without a majority vote standard in Company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the Board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the Board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 212-656-3939]

November 5, 2009

John K. Halvey
Group Executive Vice President & General Counsel
NYSE Euronext
11 Wall Street
New York, NY 10005

Re: Shareholder Proposal Record Letter

Dear Mr. Halvey:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 3,982 shares of NYSE Euronext common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin